SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

REMARK MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75954W107
(CUSIP Number)

Digipac, LLC Mr. Kai-Shing Tao One Hughes Center Drive, Unit 1601 Las Vegas, NV 89169
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75954W107	13D	Page 2 of Pages 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Digipac, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,384,615
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,384,615
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,393,524 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4 (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Includes 8,909 shares of common stock held by Kai-Shing Tao, the manager of the Reporting Person individually.

CUSIP No.: 75954W107	13D	Page 3 of Pages 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kai-Shing Tao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,909
	8	SHARED VOTING POWER
1,393,524 (1)
	9	SOLE DISPOSITIVE POWER
8,909
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,393,524(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 1,384,615 shares of common stock issuable upon conversion of a $1,800,000 Senior Secured Convertible Promissory Note held by Digipac, LLC, a company managed by the Reporting Person.

CUSIP No.: 75954W107	13D	Page 4 of Pages 6

Item 1.    Security and Issuer

 This statement relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of Remark, Media, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is Six Concourse Parkway, Suite 1500, Atlanta, GA 30328.

Item 2.    Identity and Background

This Schedule 13D is jointly filed by Digipac, LLC (“Reporting Person A”) and Mr. Kai-Shing Tao (“Reporting Person B”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each Reporting Person is a party to that Agreement to File Joint Acquisition Statements as further described in Item 6.

Reporting Person A is a private Delaware limited liability company whose primary business involves entering into private investments and its principal business address is One Hughes Center Drive, Unit 1601, Las Vegas, NV 89169.

Reporting Person B is the Co-Chief Executive Officer and Chairman of the Board of Directors of the Company. Reporting Person B’s business address is Six Concourse Parkway, Suite 1500, Atlanta, GA 30328. Reporting Person B is a citizen of the United States.

The Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.    Source and Amount of Funds or Other Consideration

Reporting Person A used its working capital to purchase a $1,800,000 Senior Secured Convertible Promissory Note (the “Note”) from the Company on November 23, 2012. The terms of the Note include the following:

● Interest accrues at 6.67% on an annual basis, payable quarterly.

● All principal and any accrued and unpaid interest is due and payable in full on the second anniversary of the Note.

● The repayment of all principal and accrued and unpaid interest is secured by certain assets of the Company.

● All principal and accrued interest is convertible at any time at the election of the Reporting Person A at the rate of $1.30 of principal and interest for each share of Common Stock.

Reporting Person B acquired the 8,909 shares of Common Stock owned directly by him pursuant to a restricted stock award granted from the Company in connection with his services as a member of its Board of Directors.

 Item 4.   Purpose of Transaction

Reporting Person A acquired the securities of the Company for investment purposes and pursuant to the Note described in Item 3.  Reporting Person B, as the Manager of Reporting Person A, may be deemed the beneficial owner of the shares of Common Stock owned by Reporting Person A.

The Reporting Persons have no present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or as would occur upon completion of any actions discussed hereunder.

CUSIP No.: 75954W107	13D	Page 5 of Pages 6

Item 5.    Interest in Securities of the Issuer

As of the close of business on December 11, 2012, the Reporting Persons are the beneficial owners of 1,393,524 shares of Common Stock which include 1,384,615 shares of Common Stock issuable upon conversion of the Note and 8,909 shares of Common Stock held individually by its Manager. Reporting Person B, as the Manager of Reporting Person A, has sole voting and dispositive power over the shares held by Reporting Person A. Reporting Person A has sole dispositive power of 1,384,615 shares of the Common Stock. Reporting Person B has sole dispositive power over the 8,909 shares of the Common Stock owned individually by him

The Reporting Persons beneficially own approximately 16.4% of the Company’s issued and outstanding Common Stock. The aggregate percentage of shares of Common Stock owned by the Reporting Persons is based upon 7,177,744 shares of Common Stock issued and outstanding as of November 26, 2012, as reported in the Company’s Current Report on Form 10-Q, as amended, filed with the Securities and Exchange Commission on November 28, 2012.

Except as described above in Item 3, the Reporting Person has not engaged in any transaction involving any of the securities of the Company during the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 7, 2012, the Reporting Persons entered into an Agreement to File Joint Acquisition Statements, pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Company, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as otherwise expressly described in this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

99.1 Agreement to File Joint Acquisition Statements

CUSIP No.: 75954W107	13D	Page 6 of Pages 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 12, 2012

DIGIPAC, LLC
By:	/s/ Kai-Shing Tao
	Name:	Kai-Shing Tao
	Title:	Manager

/s/ Kai-Shing Tao
Kai-Shing Tao